UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 14, 2025, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Sun Lei, the Company’s Chief Executive Officer, Interim Chief Financial Officer and the Co-Chairperson of the board of directors of the Company. Ms. Lei has continuously made advances to the Company in the form of unsecured loans, due on demand, and as of the date of the Debt Exchange Agreement, the total outstanding amount of these loans was approximately $5,000,000 (the “Total Outstanding Amount”). Pursuant to the Debt Exchange Agreement, Ms. Lei agreed to cancel $510,000 (the “Loan Cancellation Amount”) of the Total Outstanding Amount in exchange for shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) at the price equal to the closing price per share, as reported on The Nasdaq Capital Market on the trading day immediately prior to the closing. At the closing of the Debt Exchange Agreement, which occurred on the same date, the Company issued to Ms. Lei 500,049 shares of its Common Stock (the “Exchange Shares”), at the conversion price of $1.0199 per share, the closing price of the Company’s Common Stock on July 11, 2025, as reported on The Nasdaq Capital Market, in full satisfaction of the Loan Cancellation Amount. As of the result of the issuance of the Exchange Shares, Ms. Lei holds 568,049 shares of the Company’s Common Stock, constituting approximately 9.89% of the Company’s total issued and outstanding Common Stock.

The issuance of the Exchange Shares described above was exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Exchange Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description
10.1	Debt Exchange Agreement between the Company and Sun Lei dated July 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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